December 16, 2013

Mr. Kevin L. Vaughn Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission Washington D.C. 20549	Filed via EDGAR

Re:	Orbotech Ltd. Comments on Form 20-F for the fiscal year ended December 31, 2012 Filed February 22, 2013 File No.: 000-12790

Dear Mr. Vaughn:

On behalf of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”) this letter confirms receipt, by e-mail transmission on November 26, 2013, of the letter dated November 26, 2013 from the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Comment Letter” and the “Commission”).

For convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to such comment:

Form 20-F for the fiscal year ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, Page 38

-5(A). Operating Results, page 38

-(c). Critical Accounting Policies and Estimates, page 40

-(ii). Inventory Valuation, page 42

1.	We note your disclosure here, on page F-12, and throughout the filing how you evaluate your inventory for declines in net realizable value. We further note from page 47 that you recorded $14.3 million of write-downs in fiscal 2012 for your FPD product inventory. Please revise future filings to discuss in more detail how you develop certain of your assumptions such as “future demand” and “market conditions” for purposes of your inventory valuation analysis. For example, discuss how you arrived at your estimates for future demands, how accurate your estimates of future demand have been in the past and how much the estimates of future demand have changed in the past. Please provide us with a sample of your proposed revised future disclosures.

Registrant’s Response

The Company will, in future filings, discuss in more detail how it develops certain of its assumptions such as ‘future demand’ and ‘market conditions’ for purposes of inventory valuation analysis, substantially in the following form:

Inventories are valued at the lower of cost or market value. Cost is determined as follows: components, products in process and finished products—on the weighted average basis; and labor and overhead—on the basis of actual manufacturing costs. Periodically, or when certain events or changes in circumstances occur that trigger an assessment, the Company assesses the value of its inventory based on a combination of factors including, but not limited to:

forecasted sales and usage; historical usage rates; engineering changes; estimated service period; product end-of-life dates; alternative uses for the inventory; and current and future market values. Inventories are written down for estimated excess and obsolescence and such write-down reduces net income in the period in which it occurs. Once such inventory is written down, a new (lower) cost basis for that inventory is established and is not written up to reflect a subsequent favorable change in market conditions. However, unexpected favorable future demand and market conditions could positively impact future operating results and gross profit if inventory that has been written down is sold for more than carrying value. Determinations of future demand for the Company’s products are based on the estimates included in the Company’s multi-year plans. The Company’s historical experience has been that its estimates of future demand have been reasonably reliable. Monitoring and administration of inventory is an important area of management focus, given the need to balance, on the one hand, the requirement to maintain prudent inventory levels as part of the Company’s efforts to assure competitive product delivery lead times, with the risk of inventory obsolescence, on the other.

-(iv). Long-lived Assets and Intangible Assets, page 42

2.	We note your disclosure here and throughout the filing related to the significant impairment charges incurred during fiscal 2012 related to your intangible assets as a result of the extended downturn in the FPD industry. Please revise your future filings to disclose additional information regarding your evaluation of long-lived and intangible assets for impairment. Discuss the valuation methodologies you used and how you weighted each methodology. Disclose and where possible quantify any material assumptions used, such as discount rates, growth rates, comparable sales multiples, etc. Finally, discuss the significant management judgments and estimates involved in your evaluation of the recoverability of your long-lived and intangible assets.

Registrant’s Response

The Company will, in future filings, discuss in more detail its evaluation of long-lived assets, substantially in the following form:

The Company’s acquired intangible assets, other than goodwill, are comprised primarily of intellectual property and are amortized on a straight-line basis over periods of up to twelve years, depending on the estimated useful life of such intangible assets. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. These indicators may include, but are not limited to, significant decreases in the market value of an asset and significant changes in the extent or manner in which an asset is used.

At September 30, 2012, in light of the extended downturn in the FPD industry, the Company tested whether the intangible assets acquired as part of the PDI Acquisition should be impaired based on an undiscounted cash flow analysis of the cash generating unit. The determination of the future cash flow was based on the Company’s budget, strategic plans and long-range planning forecasts, each of which require the Company’s management to make judgments about industry conditions, technological changes, competitive pressures and other matters related to its business. The growth rates used were developed by management based on information received from sources in the industry and Company-specific data. The profit margin assumptions included in the plans were based on the Company’s current cost structure and its anticipated cost changes based on its cost savings initiatives at the time of testing. For assets where impairment was indicated—primarily existing technology and customer relationships allocated to the FPD division—the fair value was estimated using the ‘Relief from Royalty’ and ‘Multi-period Excess Earnings methodologies, respectively, both variations on the Income approach. The Relief from Royalty methodology values an asset based on the assumed royalty rate which an enterprise would be prepared to pay to achieve the revenues associated with that asset and, for that reason, was considered by management to be the most useful methodology by which to value the technology intangible asset. The Multi-period Excess Earnings methodology develops assumptions, through revenue attribution and contributory asset charges, regarding what portion of a company’s earnings are attributable to a specific asset and, for that reason, was selected by management to be the most useful methodology by which to value the customer relationships intangible asset. For each of these methods, management estimated an after-tax cash flow stream associated with each intangible asset and then discounted that asset’s estimated required rate of return. The discount rate was based on a calculation of the internal rate of return, the weighted-average cost of capital and a weighted average return on assets, as well as the nature of those assets. The Company also applied a tax amortization benefit. As a result of these evaluations, the Company determined that the carrying amount of these assets exceeded their fair value by $30.1 million; and an impairment charge in that amount was therefore recorded in the third quarter of 2012. The evaluation of amounts recoverable in connection with intangible assets is a process that requires considerable exercise of judgment. Had different estimates and assumptions been used in this process, the measured impairments may have been different.

-5(B). Liquidity and Capital Resources, page 55

3.	We note your disclosures on page F-37 that you have undistributed earnings related to your foreign subsidiaries, subject to taxes of their country of residence, which you intend to indefinitely reinvest. We also note disclosures at page F-12 that as of December 31, 2012 and 2011, most of your cash and cash equivalents were deposited with major Israeli, European, United States and Far Eastern banks. To the extent cash related to undistributed earnings could be considered material to an understanding of your liquidity and capital resources in future periods, such as for repayments of your outstanding debt, please revise your future filings to disclose the cash and investment amounts held by your foreign subsidiaries that would not be available for use in Israel without you incurring Israeli income taxes thereon. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 5(B)(1)(a)-(b) of Form 20-F and SEC Interpretive Release No. 34-48960 (December 19, 2003).

Registrant’s Response

In preparing its 2012 Annual Report on Form 20-F, the Company considered the guidance at SEC Interpretive Release No. 34-48960, which requires registrants to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in liquidity increasing or decreasing in a material way. Although a portion of the Company’s cash and cash equivalents at December 31, 2012 was held by the Company’s foreign subsidiaries such that the repatriation thereof would be subject to Israeli tax effects, the Company believes that this does not have significant impact on its liquidity, including but not limited to, its ability to repay debt, undertake capital expenditure and execute other business plans. Accordingly, the Company does not believe that cash related to undistributed earnings could be considered material to an understanding of its liquidity and capital resources, since it has sufficient liquid resources for these purposes. The Company will continue to monitor the impact of such amounts held by foreign subsidiaries upon its liquidity and capital resources and will, to the extent such disclosure may be considered material to an understanding of the Company’s liquidity and capital resources, disclose such amounts in its future filings.

2012 Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-10

Note 3 – Inventories, page F-21

4.	We see this Note discloses you have inventory provision balances. Please confirm and revise future filings to disclose, if true, that your inventory policies comply with FASB ASC paragraph 330-10-35-14.

Registrant’s Response

The Company confirms that its inventory provision balances represent permanent write-downs of inventories and comply with FASB ASC paragraph 330-10-35-14. The Company will revise future filings to disclose this, substantially in the following form:

Once written-down, a new lower cost basis for that inventory is established.

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Orbotech acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We trust that the matters discussed above are substantively responsive to the issues raised in the Comment Letter, and would be pleased to hear further from you should you have any responses or further comments in respect of any of these matters. If you have any questions or require further clarification, please do not hesitate to contact the undersigned at telephone: +972-8-9423668.

Very truly yours,

/s/ Doron Abramovitch
Doron Abramovitch,
Corporate Vice President and
Chief Financial Officer
Orbotech Ltd.

cc:

Asher Levy, Orbotech Ltd.

Amichai Steimberg, Orbotech Ltd.

Assaf Shemer, Kesselman & Kesselman, PricewaterhouseCoopers

LizabethAnn Eisen, Cravath, Swaine & Moore LLP

David Cohen, Tulchinsky Stern Marciano Cohen Levitski & Co., Law Offices